SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2003

ELBIT VISION SYSTEMS LTD.

(Translation of Registrant’s name into English)

New Industrial Park, Post Office Box 140, Yoqneam, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐     No ☒

This Form 6-K is being incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933.

Exhibit 1

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT VISION SYSTEMS LTD. BY: /S/ Yaky Yanay —————————————— Yaky Yanay Chief Financial Officer

Dated: October 16, 2003

ELBIT VISION SYSTEMS LTD.

      BUSINESS NEWS

IMMEDIATE RELEASE

SOURCE: Elbit Vision Systems Ltd.

ELBIT VISION SYSTEMS LTD. ANNOUNCES OVERWHELMING APPROVAL BY SHAREHOLDERS OF PLAN OF ARRANGEMENT FOR INVESTMENT OF $700,000 BY ALTRO

        Yoqneam, Israel, October 15, 2003 — Elbit Vision Systems Ltd. (NASDAQ SC: EVSN) – announced today that its shareholders approved the previously announced plan of arrangement between the Company and its shareholders. Under Israeli law, the Haifa District Court of Israel must still give its final approval of the plan.

        According to the plan of arrangement the previous commitment of Altro Warenhandelsgesel mbh, EVS’s major shareholder, to invest in EVS is to be replaced by an investment of $700,000 by Altro for the purchase of 2 million ordinary shares of the Company, and a warrant distribution to all EVS’s shareholders (with the exception of Altro) of approximately 4,000,000 four-year warrants to purchase the Company’s ordinary shares at a price of $0.35 per share.

        Zami Aberman, EVS’s CEO said: “We are delighted with the results of the shareholders meeting. Altro’s investment together with the Company’s release of new products at the ITMA Exhibition in Birmingham, UK and our expansion into the field of micro-electronics inspection, will help to launch EVS into new levels of success. With the grant of 4-year warrants to our shareholders, we hope to give them a share in our future successes. The only shareholders to object to the arrangement approved at the meeting was Mr. Hillel Avni the former CTO of EVS and current CEO/CTO of Panoptes Ltd., with which EVS is currently in litigation, as well as one additional minority shareholder of EVS who is also a Panoptes employee. The press release issued last week by Mr. Avni misleads our shareholders into thinking that we have filed for bankruptcy. We have not made any such filing nor do we have any intention of doing so.”

About EVS:
Elbit Vision Systems Ltd. is an innovative company that develops, markets and supplies solutions, products and services worldwide for the modernization and improvement of production processes by computerized vision technology to the textile market in its various applications as well as to other web inspection applications. Established in 1991, EVS is a public held company headquartered in Yokne’am, Israel, with offices in the United States, Europe and Asia.

Contact
Mr. Yaky Yanay – VP Finance & CFO, Elbit Vision Systems Ltd,
Phone: +972-4-993-6418, Fax: +972-4-9936450
E-mail: yaky@evs.co.il Web Site: http://www.evs.co.il

Forward looking statements in this release with respect to the Company’s business, financial condition and results of operations are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company’s accounting policies as well as certain other risk factors which are detailed from time to time in the Company’s SEC filings.